                                                                    EXHIBIT 99.1

                CANADIAN SOLAR REPORTS THIRD QUARTER 2006 RESULTS

          COMPANY TO HOLD CONFERENCE CALL TODAY AT 9 A.M. NEW YORK TIME

     o Third quarter 2006 net revenues increased to $17.8 million, compared to $4.5 million for the third quarter of 2005

     o Third quarter 2006 non-GAAP diluted earnings per share of $0.15, compared to $0.08 for the third quarter of 2005

     o CSI expects fourth quarter 2006 net revenues to be in the range of $24.5 million to $26 million, including approximately $8.1 million of silicon materials sales, compared to net revenues of $6.81 million for the fourth quarter 2005

JIANGSU, CHINA, DECEMBER 11, 2006 -- Canadian Solar Inc. ("the Company", or "CSI") (Nasdaq: CSIQ) today reported unaudited financial results for the three and nine months ended September 30, 2006.

Net revenues for the third quarter of 2006 was $17.8 million, compared to $4.5 million for the third quarter of 2005. Net income was $0.2 million, or $0.01 per diluted share, compared to a net income of $1.2 million, or $0.08 per diluted share for the third quarter of 2005. Excluding share-based compensation of $2.9 million or $0.14 per diluted share, net income for the third quarter of 2006 was $0.15 per diluted share.

Shawn Qu, Chairman and CEO of CSI, commented: "We had another good quarter, led by the continued growth in sales to our existing customers, particularly in Germany and Spain. Our diversified supply chain approach, long-term supply agreements and silicon reclamation program helped us to offset relatively high material costs. Separately, we raised approximately $83.2 million from our initial public offering, providing us with capital to continue implementing our growth strategy, which includes bringing four solar cell production lines online in 2007."

Bing Zhu, Chief Financial Officer of CSI, said: "On a non-GAAP basis (excluding non-cash charges relating to share-based compensation and the convertible note), we achieved year-over-year net revenues and net income growth in the third quarter."

As of September 30, 2006, the Company had cash and cash equivalents of $12.2 million. This amount does not include the approximately $83 million net proceeds from the Company's initial public offering that will be recorded in the fourth quarter of 2006.


OUTLOOK

Based on current market conditions and customer forecasts, the Company expects its net revenues for the fourth quarter of 2006 to be approximately $24.5 million to $26 million, including approximately $8.1 million of silicon materials sales, compared to net revenues of $6.81 million for the fourth quarter of 2005 and $17.8 million for the third quarter of 2006. The fourth quarter will include charges of approximately $2.69 million or $0.11 per diluted share relating to share-based compensation.

With respect to the fourth quarter of 2006, Mr. Qu commented: "I just returned this past Saturday from another visit to our key German market. Unlike earlier visits, I observed some weakness in this important market, which I believe is attributable, in part, to inventory clearance efforts by smaller solar module makers, many of whom are, I believe leaving the market. Although industry consolidation will benefit the overall market and CSI in the mid- to long-term, in the short term, the current inventory clearance efforts by these smaller solar module makers have caused some of CSI's German distributors to delay or reduce their end-of-year product stocking plans, thereby impacting CSI's near-term operating results. We believe, following our IPO, CSI is well-capitalized and our financial strength will allow us to weather near-term market volatility."

Looking forward, Mr. Qu stated: "CSI is addressing the situation by taking the following measures:

     o we are working closely with our long-term distributors in their business planning, and increasing our support for their marketing and branding programs;

     o we are accelerating our marketing efforts outside of Germany, particularly in Spain, the U.S. and Korea; and

     o we are renegotiating our existing feedstock supply agreements and entering into new, more favorable, long-term supply agreements by leveraging our purchase volumes and financial strength with our loyal suppliers. The new supply contracts have allowed us to sell a limited amount of our existing solar silicon materials and will permit us to further reduce costs."


INVESTOR CONFERENCE CALL / WEBCAST DETAILS

A conference call has been scheduled for 10:00 p.m. on Monday, December 11, 2006 (in Jiangsu). This will be 9:00 a.m. on Monday, December 11, in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-201-689-8471. A replay of the call will be available starting two hours after the live call through to 1:00 p.m. on Thursday, December 21, 2006 (in Jiangsu) or midnight on Wednesday, December 20, 2006 (in New York) at www.csisolar.com and by telephone at +1-201-612-7415. The account number to access the replay is 3055 and the conference ID number is 223686.


ABOUT CANADIAN SOLAR INC.

Founded in 2001, Canadian Solar Inc. (CSI) is a standard solar module and specialty solar module and product company, serving customers located in various markets worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information visit www.csisolar.com.


CONTACTS:

In Calgary, Alberta                                  In the U.S.
Bob Patterson                                        David Pasquale
VP, Corporate Development                            The Ruth Group
Canadian Solar Inc.                                  646-536-7006
ir@csisolar.com                                      dpasquale@theruthgroup.com

SAFE HARBOR / FORWARD-LOOKING STATEMENTS:

Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the "Safe Harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "believes," "expects," "anticipates," "intends," "estimates," the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company's SEC filings, including its registration statement on Form F-1 originally filed on October 23, 2006, as amended. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release and in the attachments is as of December 11, 2006, and CSI undertakes no duty to update such information, except as required under applicable law.

                              -- TABLES ATTACHED --

                               CANADIAN SOLAR INC.
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND
                  PER SHARE DATA AND UNLESS OTHERWISE STATED)



                                                                          THREE MONTHS                           NINE MONTHS
                                                                       ENDED SEPTEMBER 30                    ENDED SEPTEMBER 30,
                                                                     2006               2005                2006             2005

Products                                                       $     17,799      $      4,530      $     43,773      $     11,084
Others                                                                    -                 -                68               428
                                                               ------------      ------------      ------------      ------------
TOTAL NET REVENUES                                             $     17,799      $      4,530      $     43,841      $     11,512
TOTAL COST OF REVENUES                                               12,977             2,784            31,601             6,704
                                                               ------------      ------------      ------------      ------------
GROSS PROFIT                                                          4,822             1,746            12,240             4,808

OPERATING EXPENSES:
  Selling expenses                                                    1,147                33             1,676               100
  General and administrative expenses                                 2,733               465             4,483             1,226
  Research and development expenses                                      70                 2               115                10
                                                               ------------      ------------      ------------      ------------
TOTAL OPERATING EXPENSES                                              3,950               500             6,274             1,336
                                                               ------------      ------------      ------------      ------------
OPERATING INCOME (LOSS)                                                 872             1,246             5,966             3,472


Interest Expenses                                                      (346)                -            (1,980)                -
Interest income                                                          38                 4                91                 8

Loss on change in fair value of derivatives                               -                 -            (6,997)                -

Loss on financial instruments related to convertible notes                -                 -            (1,190)                -
Other income (expenses), net                                            (12)               (7)              (13)              (21)
                                                               ------------      ------------      ------------      ------------

Income (loss) before income taxes                                       552             1,243            (4,123)            3,459
Income tax expense                                                     (313)               (6)             (202)             (343)
                                                               ------------      ------------      ------------      ------------
NET INCOME (LOSS)                                              $        239      $      1,237      $     (4,325)     $      3,116
                                                               ============      ============      ============      ============

BASIC EARNINGS PER SHARE                                       $       0.01      $       0.08      ($      0.25)     $       0.20
DILUTED EARNINGS PER SHARE                                     $       0.01      $       0.08      ($      0.25)     $       0.20

BASIC WEIGHTED AVERAGE OUTSTANDING SHARES                        20,970,000        15,427,995        17,275,330        15,427,995
DILUTED WEIGHTED AVERAGE OUTSTANDING SHARES                      20,998,344        15,427,995        17,275,330        15,427,995

                               CANADIAN SOLAR INC.
                     RECONCILIATION OF US GAAP GROSS PROFIT,
                OPERATING INCOME (LOSS) AND NET INCOME (LOSS) TO
     NON-US GAAP GROSS PROFIT, OPERATING INCOME (LOSS) AND NET INCOME (LOSS)
                          (IN THOUSANDS OF US DOLLARS)
                                   (UNAUDITED)


USE OF NON-US GAAP FINANCIAL INFORMATION

To supplement its condensed consolidated financial statements presented on a US GAAP basis, Canadian Solar uses non-US GAAP measures of gross profit, operating income (loss) and net income (loss), that are US GAAP gross profit, operating income (loss) and net income (loss) adjusted to exclude certain costs, expenses or gains, referred to as special items. Non-US GAAP adjusted gross profit, operating income (loss) and net income (loss) measure give an indication of the company's baseline performance before other charges that are considered by management to be outside of its core operating results. In addition, the company's non-US GAAP adjusted measure of gross profit, operating income (loss) and net income (loss) are among the primary indicators management uses as a basis for its planning and forecasting of future periods. The presentation of this additional information should not be considered in isolation or as a substitute for gross profit, operating income (loss) and net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.


                                                               THREE MONTHS ENDED                      THREE MONTHS ENDED
                                                               SEPTEMBER 30, 2006                      SEPTEMBER 30, 2005
                                                       GROSS       OPERATING        NET          GROSS      OPERATING      NET
                                                       PROFIT       INCOME        INCOME        PROFIT      INCOME       INCOME
                                                                    (LOSS)        (LOSS)                    (LOSS)       (LOSS)
                                                     ---------------------------------------   ------------------------------------


US GAAP Amounts                                          $4,822          $872          $239       $1,746       $1,246       $1,237

Special items
     Share based compensation charges                        73         2,904         2,904            -            -            -

Total special items                                          73         2,904         2,904            -            -            -

Non-US GAAP Profit                                       $4,895        $3,776        $3,143       $1,746       $1,246       $1,237

Adjusted Gross Margin                                                                  27.5%                                  38.5%
Adjusted Operating Expense - % of Revenue                                               6.3%                                  11.0%
Adjusted Operating Margin                                                              21.2%                                  27.5%




                                                               NINE MONTHS ENDED                        NINE MONTHS ENDED
                                                               SEPTEMBER 30, 2006                      SEPTEMBER 30, 2005
                                                       GROSS       OPERATING        NET          GROSS      OPERATING      NET
                                                       PROFIT       INCOME        INCOME        PROFIT      INCOME       INCOME
                                                                    (LOSS)        (LOSS)                    (LOSS)       (LOSS)

US GAAP Amounts                                         $12,240        $5,966      ($4,325)       $4,808       $3,472       $3,116

Special items
     Share based compensation charges                        97         3,494         3,494            -            -            -
     Non-cash charges relating to convertible notes           -             -         8,893            -            -            -

Total special items                                          97         3,494        12,387            -            -            -

Non-US GAAP Profit                                      $12,337        $9,460        $8,062       $4,808       $3,472       $3,116

Adjusted Gross Margin                                                                  28.1%                                  41.8%
Adjusted Operating Expense - % of Revenue                                               6.5%                                  11.6%
Adjusted Operating Margin                                                              21.6%                                  30.2%


Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company's operating results, excluding special items.

                               CANADIAN SOLAR INC.
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                               SEPTEMBER 30,            DECEMBER 31,
                                                                    2006                    2005


ASSETS
Current assets:
Cash and cash equivalents                                                12,239                    6,280
Restricted cash                                                             771                      112
Accounts receivable                                                       8,440                    2,067
Inventories                                                              30,005                   12,163

Advances to suppliers                                                     4,212                    4,739
Other current assets                                                      2,553                    1,072

Total current assets                                                     58,220                   26,433
Property, plant and equipment, net                                        3,486                      932
Intangible assets, net                                                      526                        -
Deferred offering cost                                                    3,780                        -
Deferred tax assets (non-current)                                           256                       65
    TOTAL ASSETS                                                         66,268                   27,430
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Short-term borrowing                                                     23,190                    1,300
Accounts payable                                                          2,445                    4,306

Advances from suppliers and customers                                     6,414                    2,823

Income tax payable                                                          575                      914

Amounts due to related parties                                              103                      431

Embedded derivatives related to convertible notes                             -                    3,679
Other current liabilities                                                 4,687                    1,914
Total current liabilities                                                37,414                   15,367
Accrued warranty costs                                                      769                      341
Convertible notes                                                             -                    3,387
Financial instruments related to convertible notes                            -                    1,107
Other non-current liabilities                                               982                      261

TOTAL LIABILITIES                                                        39,165                   20,463

 Paid-in capital                                                         10,373                      211

Additional paid-in capital                                               13,910                        -
Retained earnings                                                         2,322                    6,647
Foreign currency translation reserve                                        498                      109
Total stockholder's equity                                               27,103                    6,967
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                               66,268                   27,430